SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 1){1}


                               @Entertainment, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  045920 10 5
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 22, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 7 Pages)

----------------------
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  045920 10 5                13D                    Page 2 of 7 Pages



  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Rhoda L. Chase

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            500,000 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               500,000 shares

                 10    SHARED DISPOSITIVE POWER
                       0

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           500,000 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.5%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part her Statement on
Schedule 13D dated September 4, 1998 (the "Initial Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of @Entertainment, Inc., a Delaware corporation (the "Company"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   Source and Amount of Funds or Other Consideration.

     The reporting person purchased an aggregate of 470,000 shares of Common Stock in open market transactions from October 19, 1998 through October 22, 1998. All such transactions are set forth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for such purchases was $1,998,338.69. The funds to purchase such shares of Common Stock were personal funds of the reporting person.

Item 4.   Purpose of Transaction.

     The reporting person is holding the 500,000 shares of Common Stock owned by her for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change her plans and intentions at any time, as she deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the reporting person beneficially owns 500,000 shares of Common Stock, representing approximately 1.5% of the 33,310,000 shares of Common Stock reported to be outstanding as of June 30, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 10,303,000 shares of Common Stock, or approximately 30.9% of the shares of Common Stock reported to be outstanding, owned by Polish Investments Holding L.P. or (ii) 733,000 shares of Common Stock, or approximately 2.2% of the shares of Common Stock reported to be outstanding, owned by the Cheryl A. Chase Marital Trust. Arnold L. Chase, the reporting person's son, may be deemed to be a beneficial owner of the shares of Common Stock referred to in clause (i) of the immediately preceding sentence, and Cheryl A. Chase, the reporting person's daughter, may be deemed to be a beneficial owner of the shares of Common Stock referred to in clauses (i) and (ii) of the immediately preceding sentence.

     (b) The reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of the 500,000 shares of Common Stock owned by her.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person since the filing of the Initial Schedule 13D are described on Schedule I hereto, which is incorporated herein by reference. All such transactions were open market purchases of Common Stock.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    October ___, 1998
                                        ________________________________
                                        Rhoda L. Chase

                            SCHEDULE I

               Transactions in @Entertainment, Inc.
                  Common Stock by Rhoda L. Chase



       Date                   Action              Price             Shares
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     10/19/98                  Buy               $ 4.625            100,000
     10/20/98                  Buy               $ 4.375            100,000
     10/20/98                  Buy               $4.3125             10,000
     10/21/98                  Buy               $  4.25             10,000
     10/22/98                  Buy               $3.9375            250,000

                                                 TOTAL              470,000

